Exhibit 3.4
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF
AMERICAN SURGICAL HOLDINGS, INC.

American Surgical Holdings, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST:  That pursuant to Sections 141 and 228(a) of the DGCL, respectively, the Board of Directors unanimously and a majority of the stockholders of the Company, by joint written consent dated March 23, 2007, effected a 1 for 2 per share of common stock, par value $.001 per share (the “Common Stock”) reverse stock split described below (the “Reverse Stock Split”), and pursuant to Section 141 of the DGCL, resolutions of the Board of Directors were adopted by unanimous written consent dated February 26, 2010, approving the amendments to the Certificate of Incorporation set forth herein (the “Certificate Amendment”) and the Board of Directors directed that such resolutions be submitted to the Company’s stockholders for approval.

SECOND: That Article Fourth of the Certificate of Incorporation of the Company, as heretofor amended, is hereby further amended to read in its entirety as follows:

“FOURTH:

The maximum number of shares of stock that this corporation shall be authorized to have outstanding at any time shall be one hundred million (100,000,000) shares of Common Stock at a par value of $.001 per share upon which there are no preemptive rights.  The Common Stock shall be paid for at such time as the Board of Directors may designate, in cash, real property, personal property, services, patents, leases, or any other valuable thing or right for the uses and purposes of the corporation, and shares of capital, when issued in exchange therefor, shall thereupon and thereby become and be paid in full, the same as though paid in cash at par, and shall be non-assessable forever, the judgment of the Board of Directors as to the value of the property, right or thing acquired in exchange for capital shall be conclusive.

Each 1.75 shares of previously authorized Common Stock issued and outstanding as of December 19, 2006, were, effective on April 30, 2010 at 9:00 a.m., without the necessity of any further action, automatically combined into and immediately represented one (1) validly issued, fully paid and non-assessable share of Common Stock of the corporation.  The par value remained unchanged at $.001 per share.   The corporation did not issue fractional shares as a result of this reverse split. Fractional shares of $0.50 or greater were rounded up and fractional shares of less than $0.50 were rounded down.

In addition, on the effective date and time of this Certificate of Amendment, each two (2) shares of previously authorized Common Stock issued and outstanding as of March 23, 2007, shall, without the necessity of any further action, automatically be combined into and immediately represent one (1) validly issued, fully paid and non-assumable share of Common Stock of the corporation.  The par value shall remain unchanged at $.001 per share.  The corporation shall not issue fractional shares as a result of this reverse split.  To the extent that any holders of pre-reverse split shares are entitled to fractional shares as a result of this reverse split, the corporation will issue an additional share to all holders of otherwise fractional shares.

In addition, the corporation shall have the authority to issue ten million (10 million) shares of blank check Preferred Stock at a par value of $.001 per share.  The Preferred Stock may be issued from time to time in one or more series.  The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series.   The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series.  The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred stock and within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixed the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.”

THIRD:  That pursuant to Section 228 of the DGCL, a consent approving the Reverse Stock Split, in writing, setting forth the action to be taken, was signed by the holders of a majority of the shares of Common Stock outstanding and was delivered to the Company on March 23, 2007, constituting the approval of the action to be taken by the necessary shares of Common Stock as required by the DGCL, and a consent approving this Certificate  of Amendment, in writing, setting forth the action to be taken, was signed by the holders of a majority of the shares of Common Stock outstanding and was delivered to the Company on or about February 26, 2010, constituting the approval of the action to be taken by the necessary shares of Common Stock as required by the DGCL.

FOURTH:  That said Certificate Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FIFTH:  That pursuant to Section 103(d) of the DGCL, this Certificate of Amendment shall become effective at 10:00 a.m. on April 30, 2010.

[SIGNATURE ON FOLLOWING PAGE]

IN WITNESS WHEREOF, American Surgical Holdings, Inc. has caused this Certificate to be signed by Zak W. Elgamal, its President, this 15th day of March, 2010.

American Surgical Holdings, Inc.

/s/Zak W. Elgamal
Zak W. Elgamal, President